SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 3 2010
DIVISION OF MARKET REGULATION



SECU[illegible] [illegible]ISSION

10036011

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 53604

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Integrity Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5067 Palmera Drive
(No. and Street)

Oceanside	California	92056
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joshua Helmle — (800) 863-7511
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18425 Burbank, Suite 606,	Tarzana	California	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Joshua Helmle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Integrity Brokerage Services ,Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Joshua Helmle
Signature

CFO
Title

Notary Public



ANGELA F. HELMLE
COMM. #1695786
NOTARY PUBLIC-CALIFORNIA
SAN DIEGO COUNTY
MY COMM. EXPIRES SEPT. 25, 2010
EGW1
EGW1

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

Report of Independent Registered Public Accountant

Board of Directors
Integrity Brokerage Services, Inc.
Oceanside, California

I have audited the accompanying statement of financial condition of Integrity Brokerage Services, Inc. as of December 31, 2009 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Integrity Brokerage Services, Inc. as of December 31, 2009 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Brian W. Anson
Certified Public Accountant
Tarzana, California
January 25, 2010

INTEGRITY BROKERAGE SERVICES, INC.

Statement of Financial Condition
December 31, 2009

ASSETS

Cash and cash equivalents	$ 35,362
Deposits with clearing organization	50,135
Short-term investments	9,140
Receivable from clearing organization	29,577
Prepaid insurance	1,200
Office equipment, at cost less accumulated depreciation of $31,478	33,487
Total assets	$ 158,901

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilites:	
Commissions payable	14,090
Total liabilities	14,090
Stockholders' equity:	
Common stock, 100,000 shares authorized; issued and outstanding	79,854
Additional paid-in-capital	5,000
Retained earnings	59,957
Total stockholders' equity	144,811
Total liabilities and stockholders' equity	$ 158,901

The accompanying notes are an integral part of these financial statements

INTEGRITY BROKERAGE SERVICES, INC.

Statement of Income
For the year ended December 31, 2009

REVENUE:	
Commissions	$ 301,432
Rebates	19,745
Loss on investments	(2,323)
Interest and dividends	1,983
Total revenue	320,837
EXPENSES:	
Clearing charges	57,351
Commission expense	62,690
Communications	9,820
Depreciation	4,065
Dues and subscription	14,407
Payroll	69,755
Professional fees	9,431
Travel, meals and entertainment	14,518
Other operating expenses	25,525
Total expenses	267,562
NET INCOME BEFORE PROVISION FOR INCOME TAXES	53,275
PROVISION FOR INCOME TAXES (Note 1)	
Income tax expense	800
NET INCOME	$ 52,475

The accompanying notes are an integral part of these financial statements

INTEGRITY BROKERAGE SERVICES, INC.

Statement of Stockholders' Equity
For the year ended December 31, 2009

	Common Stock	Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
Beginning balance January 1, 2009	$ 79,854	$ 5,000	$ 86,496	$171,350
Net income			52,475	52,475
Distributions			(79,014)	(79,014)
Ending balance December 31, 2009	$ 79,854	$ 5,000	$ 59,957	$ 144,811

The accompanying notes are an integral part of these financial statements

INTEGRITY BROKERAGE SERVICES, INC.

Statement of Cash Flows
For the year ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 52,475
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	4,065
(Increase) decrease in:	
Deposits with clearing organization	3,948
Short-term investments	35,277
Receivable from clearing organization	(17,653)
Prepaid insurance	(526)
Increase (decrease) in:	
Accounts payable and accrued expenses	(1,321)
Commissions payable	13,905
Corporate state tax payable	(714)
Total adjustments	36,981
Net cash provided by operating activities	89,456
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of office equipment	(397)
Net cash used in investing activities	(397)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions	(79,014)
Net cash used in financing activities	(79,014)
Increase in cash	10,045
Cash - beginning of year	25,317
Cash - end of period	$ 35,362
Supplemental disclosure of cash flow information	
Interest	$0
Income taxes	$800

The accompanying notes are an integral part of these financial statements

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

Integrity Brokerage Services, Inc. (the "Company") is a broker-dealer registered with the Securities Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a California Corporation.

Use of Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transaction occur.

Short-term Investments

The Company's short-term investment consists of equity securities classified as available-for-sale, which are stated at estimated fair value. Unrealized marketable securities gains and losses are reflected as a net amount under the caption of comprehensive income, net of tax within the statement of earnings and comprehensive income. Realized gains and losses are recorded within the statement of earnings and comprehensive income under the caption other income (expenses.) For the purpose of computing realized gains and losses, cost is identified on a specific identification basis.

Fixed Assets

Property and equipment are state at cost. Depreciation on furniture and computers is computed using the double declining balance method and useful lives ranging from three to seven years. Depreciation on office construction is computed using the straightline method and a useful life of 39 years.

Depreciation expense for the year ended December 31, 2009, is $4,065

Comprehensive Income:

The Company adopted SFAS No. 130, "Reporting Comprehensive income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended December 31, 2009.

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of federal corporate income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore no provision for federal income taxes has been included in the financial statements.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents.

Deposits in clearing accounts total $50,135. The Company has an agreement with Penson Financial Services, Inc. (Penson) to clear and maintain customer accounts for the Company.

Note 2: DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash, deposits with clearing organizations and prepaid insurance approximate fair value because of the short maturity of the instruments.

Note 3: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the Instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Management estimates that 100% of the revenues were generated in the State of California.

Note 4: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC) Rule 15c3-1, which requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $107,043 of which $57,043 was in excess of its required minimum net capital. The Company's aggregate indebtedness ($14,090) to net capital was 0.13 at December 31, 2009, which is less than the 15:1 limit.

INTEGRITY BROKERAGE SERVICES, INC.

Statement of Net Capital
Schedule I
For the year ended December 31, 2009

	Focus 12/31/09	Audit 12/31/09	Change
Stockholders' equity, December 31, 2009	$ 144,811	$ 144,811	$ -
Subtract - Non allowable assets:			
Office equipment	33,487	33,487	-
Other assets	1,200	1,200	-
Tentative net capital	110,124	110,124	-
Haircuts:	3,081	3,081	-
NET CAPITAL	107,043	107,043	-
Minimum net capital	50,000	50,000	-
Excess net capital	$57,043	$57,043	$ -
Aggregate indebtedness	14,090	14,090	-
Ratio of aggregate indebtedness to net capital	0.13%	0.13%	

There were no noted differences between the audit and focus filed at December 31, 2009.

The accompanying notes are an integral part of these financial statements

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii)

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors
Integrity Brokerage Services, Inc.
Oceanside, California

In planning and performing my audit of the financial statements of Integrity Brokerage Services, Inc. for the year ended December 31, 2009, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures including tests of such practices and procedures followed by Integrity Brokerage Services, Inc. including test of compliance with such practices and procedures that I considered relevant to objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following: (i) in making the quarterly securities examinations, counts, verifications and comparisons, (ii) recordation of differences required by Rule 17a-13, or (iii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
Integrity Brokerage Services, Inc.
Page Two

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (ii) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Brian W. Anson
Certified Public Accountant
Tarzana, California
January 25, 2010